TICKET CORP.
                     9625 Mission Gorge Road, Suite B2 #318
                                Santee, CA 92071
                          e-mail: ticketcorp1@yahoo.com
                   Telephone (775) 352-3936 Fax (775) 201-8190
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                                                               February 19, 2014

Via EDGAR

Mr. John Dana Brown
Ms. Theresa Messinese
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Ticket Corp.
    Amendment No. 3 to Registration Statement on Form S-1
    Filed January 6, 2014
    File No. 333-187544

Dear Mr. Brown and Ms. Messinese:

In response to your letter of January 31, 2014 regarding the Company's Amended Registration Statement on Form S-1 filed May 24, 2013 we have further amended the Registration Statement and provide this cover letter to identify the changes made.

Registration Statement Cover Page

1. We have corrected the subsection of Rule 457 on the cover page, and the disclosure now reads "Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) of the Securities Act, based upon the fixed price of the direct offering."

Description of Our Business, page 18

2. We have revised to disclose that Ticket Corp will be using universal barcodes that work with any scanning device. Venues that have ticket scanning capability accept barcodes on Smart Phones. There does not need to be an agreement with any venue that uses the universal barcodes. There are still some older and smaller venues that do not utilize universal barcodes or use scanning devices and still tear tickets.

3. We have revised to disclose that Ticket Corp will not have limitations on volume nor will we pay a higher price by not having agreements. The price and the availability of tickets from primary resellers are determined by market demand for the artist and the event promotion.

4. We have disclosed that Ticket Corp does not, and will not, implement automated purchasing agents. The company relies on manual purchasing based on methodology devised of tracking history and demand. The company tracks
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     when new event tickets will be on sale and physically purchases the tickets online at the opening sale. Purchases are made via deduction from the company's cash account and we manually enter the CAPTCHA.

5. We have added a disclosure that acknowledges that because we rely on Stubhub and other online brokers there may be some impact on price or profit due to competition from other sellers. We try to mitigate this by using our forecasting technology tools and the opportunity to be exposed to more potential buyers.

6. Ticketmaster has a presence in the secondary market as well as the primary market. We purchase from them through the primary market and resell through them on the secondary market. They charge Ticket Corp a 5 percent fee and the buyer a service fee based on the cost of the ticket. There is no conflict as they welcome our purchases and the fees that they collect from our sales.

Effect of Existing or Probable Government Regulations, page 24

7. In San Francisco and California there are no special licensing requirements to be an on-line ticket reseller. We are not subject to anti-scalping laws as these laws in both San Francisco and the State of California apply to physically selling tickets on or near the venue premises.

Number of Employees, page 24

8. The Company's Technology Advisor is Steve Sarveil. He provides his knowledge of technology and acts as a conceptual advisor to the company's technology projects. He is neither an employee nor a contractor. He meets primarily via phone once a month and spends approximately 2 to 4 hours a month on company matters with no remuneration.

Management's Discussion and Analysis, page 27

Our Plan for the Next 12 Months, page 27

9. We have disclosed that we purchased a small amount of tickets in October 2013 in order to carry out beta testing on our application. This resulted in a small amount of revenue being generated from ticket sales in November 2013. We completed the beta test program at the end of November and have compiled the data to develop the final release version of the software.

Executive Compensation, page 35

10. We have updated the executive compensation section to reflect the most recently completed fiscal year.

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We acknowledge and understand that the company and management are responsible for the accuracy and adequacy of the disclosures made in our filings. The company further acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Russell Rheingrover
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Russell Rheingrover
President & Director

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